UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-42804

Kyivstar Group Ltd.

(Translation of registrant’s name into English)

Unit 517, Level 5

Index Tower

Dubai International Financial Centre (DIFC)

United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F ☐

EXPLANATORY NOTE

On August 14, 2025, Kyivstar Group Ltd. (NASDAQ: KYIV) (the “Company”) issued a press release in relation to the closing of its business combination with Cohen Circle Acquisition Corp. I (“Cohen Circle”). A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2025	Kyivstar Group Ltd.

	By:	/s/ Boris Dolgushin
		Name:	Boris Dolgushin
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Kyivstar Group Ltd. press release, dated August 14, 2025

3